

February 12, 2013

Via E-Mail
Mr. Kranti Kumar Kotni
Axiom Corp.
Enterprise Road, Industrial Area
P.O. Box 49000-00100
Nairobi, Kenya

> **Re: Axiom Corp.**
> **Registration Statement on Form S-1**
> **Filed January 17, 2013**
> **File No. 333-186078**

Dear Mr. Kotni:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. The disclosure in your prospectus indicates that you are a development stage company involved primarily in development activities to date with limited assets, no revenues from current operations, no firm commitments for raising additional financing to implement your business plan and no apparent operations. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or

distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Facing Page

3. We note that above your name you refer to the "Prospectus" under the Securities Act of 1933. Please delete the term prospectus and replace it with the term Registration Statement.

4. We note that you provide a post office box as your address. Please revise to provide your street address. Please make this revision throughout your registration statement.

Prospectus Cover Page

5. Currently, the reference to the page number of the risk factors section is blank. Please revise to include the beginning page number of the risk factors section. Also, please revise to highlight the risk factor cross reference by prominent type or other manner. See Item 501(b)(5) of Regulation S-K.

Table of Contents, page 5

6. Please remove from the table of contents the Part II information. The table of contents should address only the contents of the prospectus. Please see Item 502(a) of Regulation S-K.

Forward-Looking Statements, page 6

7. We note your disclaimer of any obligation to update or revise any forward-looking statements. Please revise your disclosure to clarify that your disclaimer is subject to any requirements to update imposed by applicable law.

8. We note the statement in the last paragraph that new risk factors emerge from time to time and it is not possible for management to predict all risk factors and uncertainties. Please be advised that you must disclose all material risks. Please revise accordingly.

Prospectus Summary, page 7
Recent Developments, page 8

9. Please revise to explain in greater detail your proposed business and the names of the other entities you are referring to in your disclosure. We note disclosure of "existing relationships" and "liaise and coordinate with the various Ministries in complying with their individual policies and procedures and negotiate and enter into project contracts", obtaining quotes from "various construction companies" and "we are currently in private

discussions with various ministries". Please also revise the Description of Business section.

Risk Factors, page 11

10. Please add a risk factor about Mr. Kotni's lack of prior experience in operating a public company and operating a company in your proposed line of business.

11. We note disclosure on page 42 that Mr. Kotni will devote approximately 20 hours a week to the company's business. Please add a risk factor that discusses that your sole officer and director has other time commitments which may affect your operations.

If we are unable to finance our working capital, then our ability to generate revenue may be reduced . . . , page 12

12. We note disclosure that you plan to generate working capital by borrowing from your founder. Please revise to disclose whether you have any written or oral agreements in place with your founder to borrow money. If so, please file such agreements with your next amendment.

If our customers are unable to obtain adequate financing for their projects . . ., page 13
We have few customers currently and we cannot guarantee we will obtain . . ., page 13

13. The disclosure implies that you presently have customers. Please revise the disclosure throughout your registration statement to reflect that you have no present.

We must rely upon a small number of key contractors who are capable of bidding for our client's projects . . ., page 14

14. We note disclosure that you have approximately three key contractors. Please tell us whether you have any agreements with such contractors. Please also revise to name these three contractors. See Item 101(h)(4)(v) of Regulation S-K.

Risks Related to Doing Business in Uganda, South Sudan and Kenya, page 17

15. Please add a risk factor regarding your proposed operations in Uganda, South Sudan and Kenya. Please revise to discuss the potential impact of Uganda, South Sudan and Kenya regulations applicable to foreign companies operating in Uganda, South Sudan and Kenya in general and specifically to any laws and regulations applicable to foreign invested companies and the potential impact of any Uganda, South Sudan and Kenya governments' control of currency conversion and any restrictions on dividends and your ability to transfer funds out of Uganda, South Sudan and Kenya.

Description of Business, page 32
Our Corporate History and Structure, page 32

16. We note disclosure that you acquired Acton Holdings Limited on April 2, 2012. Please revise to describe your purchase of Acton Holdings Limited.

Our Current Business, page 33

17. Please revise this section to clearly explain your business plans. For example, please disclose how you plan to bid on projects and how you plan to build the project if you receive the winning bid.

Consulting and Development, page 36

18. Please revise this section to clearly explain why you anticipate incurring consulting and development expenses and describe the role of your proposed development consultants.

Government Regulations, page 36

19. We note disclosure on page 35 that your largest customer base will be public entities, mainly branches of government. Please revise to describe the general government regulations applicable to companies bidding on government infrastructure projects in Uganda, South Sudan and Kenya.

Description of Property, page 36

20. Please revise to state the location of Acton Holdings Limited. See Item 102 of Regulation S-K.

Critical Accounting Policies, page 40

21. Since you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your critical accounting policies that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Financial Statements for the Period Ended November 30, 2012, page F-1

General

22. Please disclose in the footnotes the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Exhibits, page 50

23. We note disclosure that Acton Holdings Limited is your wholly owned subsidiary. Please revise to add exhibit 21, subsidiaries of the registrant. See Item 601(b)(21) of Regulation S-K.

Exhibit 23.1

24. Please make arrangements with your auditors to have them also consent to the reference on page 46 as experts in auditing and accounting.

Signatures, page 53

25. We note that the signature section refers to the "Prospectus". Please revise the signature section to refer to the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant at (202) 551-3866 or, in his absence, Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

Cc: Via E-Mail
        Gregg Jaclin, Esq.